UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. __)1

ENPATH MEDICAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title or Class of Securities)

584027106

(CUSIP Number)

April 30, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 584027106	Page 2 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kairos Partners II Limited Partnership 45-0484772

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 313,052 shares 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 313,052 shares 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 313,052 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable ☐

11.	Percent of Class Represented by Amount in Row (9) 5.33%

12.	Type of Reporting Person (See Instructions) PN

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ITEM	1(a). NAME OF ISSUER:

Enpath Medical, Inc.

ITEM 1(b).    ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

15301 Highway 55 West, Plymouth, MN 55447

ITEM 2(a).    NAME OF PERSON FILING:

Kairos Partners II Limited Partnership

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

600 Longwater Drive, Suite 204, Norwell, MA 02061

ITEM 2(c).    CITIZENSHIP:

Delaware, United States of America

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share, of Enpath Medical, Inc.

ITEM 2(e).    CUSIP NUMBER:

584027106

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CUSIP No. 584027106	Page 4 of 6

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Act.
(b)	☐ Bank as defined in Section 3(a)(6) of the Act.
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐ Investment company registered under Section 8 of the Investment Company Act.
(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐ Parent holding company, in accordance with Rule 13d-1(b) (1)(ii)(G).
(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

ITEM 4.	OWNERSHIP:

(a) Amount beneficially owned: 313,052 shares

(b) Percent of class:                    5.33%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:	313,052 shares
(ii) Shared power to vote or direct the vote:	0 shares
(iii) Sole power to dispose or to direct the disposition of:	313,052 shares
(iv) Shared power to dispose or to direct the disposition of:	0 shares

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Kairos Partners II Limited Partnership holds the reported shares for the economic benefit of its limited partners and its general partner Kairos II LLC, a Delaware limited liability company. The sole member of Kairos II LLC is Kairos Master GP LLC, a Delaware limited liability company. The sole voting member of Kairos Master GP LLC is John F. White.

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CUSIP No. 584027106	Page 5 of 6

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 10, 2004

KAIROS PARTNERS II LIMITED PARTNERSHIP By: KAIROS II LLC, its General Partner By: KAIROS MASTER GP LLC, its Sole Member

By:	/s/ JOHN F. WHITE
Name: John F. White Title: Voting Member